PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

FIRST QUARTER 2016 RESULTS

---

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, April 25, 2016 - Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC) (the "Trust"), a Canadian REIT (Real Estate Investment Trust), today announced that funds from operations (“FFO”) for the three months ended March 31, 2016 was $39.0 million or $0.42 per unit, compared to $37.1 million or $0.40 per unit during the same period in 2015. Adjusted funds from operations (“AFFO”) was $31.6 million or $0.34 per unit for the three months ended March 31, 2016, compared with $28.5 million or $0.31 per unit during the same period in 2015.

Net income for the three months ended March 31, 2016 was $11.0 million or $0.12 per unit, compared to $58.7 million or $0.63 per unit during the same period in 2015. Included in net income for the three months ended March 31, 2016 was a fair value loss of $27.6 million, compared to a fair value gain of $22.1 million during the same period in 2015. The current IFRS value is $33.89 per unit, compared with $35.72 per unit at the end of 2015.

Commercial property net operating income for the three months ended March 31, 2016 was $68.7 million, compared with $63.8 million during the same period in 2015. Same-store commercial property net operating income for the three months ended March 31, 2016 was $58.4 million, compared with $60.2 million during the same period in 2015.

FIRST QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 200,000 square feet of space during the first quarter of 2016. The Trust’s occupancy rate finished the quarter at 95.2%. This rate compares favourably with the Canadian national average of 89.3%.

Leasing highlights include:

•	An eight-year, 26,000-square-foot new lease with FIS Financial Solutions Canada Inc. at First Canadian Place
•	A 10-year, 23,000-square-foot new lease with Vanguard Investments Canada Inc. at Bay Adelaide East
•	A three-year, 20,000-square-foot renewal with ITG Canada Corp. at Exchange Tower
•	A five-year, 15,000-square-foot new lease with Portfolio Strategies Securities Inc. at Bay Adelaide West
•	A 10-year, 11,000-square-foot new lease with DHX Media Ltd. at Queens Quay Terminal

Completed the sale of our 100% interest in Royal Centre in Vancouver. The sale generated net proceeds of $285 million and a special distribution of $1.60 per Trust unit was paid out on April 19, 2016 to holders of record at the close of business on April 5, 2016 totaling $150 million.

Construction continues on schedule at Brookfield Place Calgary East. The project has reached a tower core level of 56 and the structural steel erection is underway up to level 54. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

Received a corporate credit rating upgrade from BBB- to BBB by Standard & Poor’s.

OUTLOOK

“We are extremely pleased with the result of the Royal Centre sale which follows the successful sale of 70 York Street in the third quarter of 2015 and is another example of the healthy level of foreign investment interest in premier Canadian office properties,” said Jan Sucharda, president and chief executive officer.

* * *

Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1092 per Trust unit payable on June 15, 2016 to holders of Trust units of record at the close of business on May 31, 2016.

The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

Non-IFRS Measures

This press release and accompanying financial information make reference to net operating income, FFO, AFFO and adjusted commercial property revenue on a per unit and/or total basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). The Trust defines FFO as net income prior to transaction costs, fair value gains (losses) and certain other non-cash items, if any. FFO does not represent or approximate cash generated from operating activities and is determined in accordance with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012 as well as the inclusion of all adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”), and for the adjustment on the impact of rental payments received from a related party lease. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income. Included in adjusted commercial property revenue is a $6.3 million impact of rental payments received pursuant to a related party lease, which in accordance with IFRS, would be included in fair value (losses) gains. The Trust uses non-IFRS measures to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Non-IFRS measures do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary and Ottawa, and a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Canada Office Properties’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the Investors section of its website at www.brookfieldcanadareit.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Canada Office Properties’ 2016 first quarter results as well as Supplemental Information on Brookfield Canada Office Properties’ website under the Investors section at www.brookfieldcanadareit.com.

The conference call can be accessed via webcast on April 26, 2016 at 9:00 a.m. Eastern Time at www.brookfieldcanadareit.com or via teleconference toll free at 1-888-468-2440 or toll at 1-719-325-2376, passcode: 4941025 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed toll free at 1-888-203-1112 or toll at 1-719-457-0820, passcode: 4941025.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	March 31, 2016	December 31, 2015

Assets
Investment properties
Commercial properties	$5,369.2	$5,805.1
Commercial developments	521.3	462.7
	5,890.5	6,267.8

Tenant and other receivables	20.2	23.8
Other assets	6.9	7.3
Cash and cash equivalents	145.5	57.6
	$6,063.1	$6,356.5

Liabilities
Investment property and corporate debt	$2,584.3	$2,838.5
Accounts payable and other liabilities	313.2	185.0

Equity
Unitholders' equity	877.0	923.8
Non-controlling interest(1)	2,288.6	2,409.2
	$6,063.1	$6,356.5

(1) Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31 31
	2016	2015
Adjusted commercial property revenue	$135.6	$127.6
Direct commercial property expense	66.9	63.8
Interest expense	23.8	21.1
General and administrative expense	6.3	6.1
Income before fair value (losses) gains	38.6	36.6
Fair value (losses) gains	(27.6)	22.1
Net income and comprehensive income	$11.0	$58.7

Net income and comprehensive income attributable to:
Unitholders	$3.1	$16.4
Non-controlling interest	7.9	42.3
	$11.0	$58.7
Weighted average Trust units outstanding	26.3	26.2
Net income per Trust unit	$0.12	$0.63

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2016	2015
Net income	$11.0	$58.7
Add (deduct):
Fair value losses (gains)	27.6	(22.1)
Amortization of lease incentives	0.4	0.5
Funds from operations	$39.0	$37.1
Funds from operations - unitholders	10.9	10.4
Funds from operations - non-controlling interest	28.1	$26.7
	$39.0	$37.1
Weighted average Trust units outstanding	26.3	26.2
Funds from operations per Trust unit	$0.42	$0.40

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn $ Millions, except per unit amounts)	Three months ended Mar. 31
	2016	2015
Funds from operations	$39.0	$37.1
Add (deduct):
Straight-line rental income	(0.1)	(1.0)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.8)	(5.8)
Normalized maintaining value capital expenditures(1)	(1.5)	(1.8)
Adjusted funds from operations(2)	$31.6	$28.5
Adjusted funds from operations - unitholders	8.8	8.0
Adjusted funds from operations - non-controlling interest	22.8	20.5
	$31.6	$28.5
Weighted average Trust units outstanding	26.3	26.2
Adjusted funds from operations per Trust unit	$0.34	$0.31

(1) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.

(2) AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $33.1 million for the three months ended March 31, 2016.